MASTERWORKS

Launching Now | Sam Gilliam ($1.66M | 36.1%)

Masterworks Recently Sold Paintings[1]



Sam Gilliam
791 days held
33.1% Annualized Net Return



Cecily Brown
686 days held
35.0% Annualized Net Return



Simone Leigh
36 days held
325.5% Annualized Net Return



Sam Gilliam

58% SOLD OUT



Masterworks agreed to privately acquire the Painting directly from the previous owner, avoiding additional intermediary fees and offering the work to investors at an approximate 13% discount to our internal, pre-sourcing valuation.

Initial Offering
$1,665,000

Offering Circular
[sec.gov](sec.gov)

Price Appreciation of Similar Works[2] 36.1%



$3M
$2.3M
$1.5M
$0.8M
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INVEST NOW

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Sam Gilliam with the following criteria: canvas paintings created 1967 to 1973 that measure 50 inches by 50 inches to 160 inches by 160 inches and that to the best of our ability to determine, are executed on beveled-edge support, either front or verso facing. The comparative set includes only sales of paintings where the presence of a front or reverse beveled-edge support can be discerned or was implied as most probable either through online photographs or via online research. The comparative set includes two paintings acquired by Masterworks 080, LLC, at Sotheby's, New York Contemporary Art Evening Sale held on November 18, 2021, for $1,850,000 and Masterworks 148, LLC, at Bonhams, New York Post-War and Contemporary Art sale, held on November 16, 2022, for $731,175. Where the auction house's buyer's premium was unavailable, due to incomplete data, the following buyer's premiums were applied: 10% was applied to "In Structure Of" (1973), which sold on March 3, 2017 at Weschler's in Washington D.C., and "Misty" (1969), which sold on September 19, 2014 at Weschler's in Washington D.C. The data was sourced from publicly available auction records and does not include private sales.